UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__ )*

TetraLogic Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88165U109
(CUSIP Number)

Mark Anderson, Chief Compliance Officer
Lazard Asset Management LLC
30 Rockefeller Plaza
New York, New York 10112
(212) 632-1890
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165U109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Lazard Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 88165U109	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

The name of the issuer is TetraLogic Pharmaceuticals Corporation (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 1305, Paoli, PA 19355. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value per share (the "Common Stock").

Item 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Lazard Asset Management LLC, a Delaware limited liability company (the "Reporting Person").

(b)	The principal business address of the Reporting Person is 30 Rockefeller Plaza, New York, New York 10112.

(c)	The Reporting Person and its affiliates provide investment management services to institutional and other client accounts.

(d)	During the last five years, neither the Reporting Person, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person, nor any of its respective officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.

(f)	See Item 2(a).

The following sets forth the name, position and principal occupation of the directors and executive officers of the Reporting Person (collectively, the "Instruction C Persons"):

Name	Position and Present Principal Occupation
Mazzari, Gerald, Bruce	COO
Paul, Nathan, Abraham	General Counsel
Bhutani, Ashish	Director, CEO
Jacobs, Kenneth, Marc	Director
Stern, Alexander, Franz	Director
Anderson, Mark, Richard	Chief Compliance Officer

CUSIP No. 88165U109	SCHEDULE 13D	Page 4 of 8 Pages

To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, (iii) each Instruction C Person is a United Stated citizen and (iv) the principal business address of each Instruction C Person is c/o Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, New York 10112.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief.

The filing of this statement should not be construed as an admission that the Reporting Person was, for the purposes of Sections 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the Common Stock reported herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 2, 2016, the Reporting Person beneficially owned 776,953 shares of Common Stock issuable upon conversion of $5,239,000 principal amount of Senior Notes (as defined in Item 4), which were acquired with the Reporting Person's general working capital. A total of $5,239,000 was paid to acquire such Senior Notes.

Item 4.	PURPOSE OF TRANSACTION.

As of November 2, 2016, Whitebox Relative Value Partners L.P, Whitebox Multi-Strategy Partners L.P., Pandora Select Partners, L.P., Whitebox GT Fund L.P., Highbridge International LLC, Highbridge Tactical Credit & Convertibles Master Fund, L.P., Linden Advisors LP, Nomura Securities International, Inc., Telemetry Securities LLC, Geode Diversified Fund, Hudson Bay Capital Management LP, State of New Jersey Common Pension Fund D (together, the "Other Noteholders" and together with the Reporting Person, the "Noteholders") and the Reporting Person held 100% of the Issuer's 8% Convertible Senior Notes due 2019 outstanding (the "Senior Notes"), in an aggregate principal amount of $43,750,000. Under the Indenture, dated as of June 23, 2014 between the Issuer, and U.S. Bank National Association, a national banking association, as trustee (the "Indenture"), prior to February 15, 2019, the Senior Notes are convertible into shares of Common Stock at the option of the holder only upon the satisfaction of certain conditions precedent, including, without limitation if a transaction or event that would, if consummated, constitute a Fundamental Change occurs prior to February 15, 2019. A Fundamental Change includes, among other things, the sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole. The Senior Notes convert into Common Stock at a conversion rate of 148.3019 shares of Common Stock per $1,000 in aggregate principal amount of Senior Notes, subject to adjustment as set forth in the Indenture.

CUSIP No. 88165U109	SCHEDULE 13D	Page 5 of 8 Pages

On November 2, 2016, the Issuer and its wholly-owned subsidiary TetraLogic Research and Development Corporation entered into a definitive asset purchase agreement (the "APA") to, subject to closing conditions, sell the Business (as defined below) (the "Asset Sale") to Medivir AB, a publicly traded Swedish company (Nasdaq Stockholm: MVIR) ("Medivir"). Under the APA, the Issuer agreed to sell substantially all of the assets relating to the research, development, manufacture and commercialization of SMAC mimetics and HDAC inhibitors, including birinapant and SHP-141 (the "Business") to Medivir for a purchase price of (i) $12,000,000 payable in cash at closing plus an amount equal to the aggregate expense payable to INC Research, LLC to complete the SHAPE CTCL Phase II ongoing trial currently estimated to be $275,000 (the "Closing Payment"), plus (ii) milestone payments and earn-out payments, subject to the satisfaction of certain contingencies, as further described in the APA.

The Asset Sale, if consummated, would constitute a Fundamental Change under the Indenture. On November 2, 2016, the Senior Notes held by the Reporting Person as of November 2, 2016, in an aggregate principal amount of $5,239,000 became convertible, at the option of the Reporting Person, into 776,953 shares of Common Stock, representing 3.04% of the Common Stock of the Issuer.

On November 2, 2016, the Issuer entered into a binding letter agreement (the "Debt Exchange Term Sheet") with the Noteholders pursuant to which the Issuer and the Noteholders agreed to enter into an Exchange and Consent Agreement (the "Exchange Agreement" and together with the Debt Exchange Term Sheet, the "Exchange Documents") to exchange $2,200,000 in aggregate principal amount of the Senior Notes for 12,222,225 shares of newly issued series A convertible participating preferred stock of the Issuer (the "Preferred Stock"). Following the consummation of the Note Exchange, approximately $41,550,000 in aggregate principal amount of the Senior Notes (the "Remaining Senior Notes") will remain outstanding.

On November 14, 2016, the Issuer and each of the Noteholders entered into Exchange Agreements to effect the note exchange described in the preceding paragraph (the "Note Exchange"). The Note Exchange is expected to be consummated within three business days of the effective date of the Exchange Agreement. Under the Exchange Agreement, the Reporting Person agreed to exchange $263,447 in aggregate principal amount of Senior Notes for 1,463,594 shares of Preferred Stock in the Note Exchange.

In accordance with the terms of the Certificate of Designations for the Preferred Stock, the Preferred Stock is convertible into Common Stock, at the option of the holder during the period commencing on the business day immediately following the later of the date upon which (i) the shares of Common Stock have been deregistered under the Act, and (ii) the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Pursuant to the Exchange Documents, the Noteholders agreed to: (i) the Note Exchange as set forth in the Exchange Agreement, (ii) the consummation of the Asset Sale (including voting their shares of Preferred Stock in favor of such Asset Sale), and (iii) the Issuer's use of $12,000,000 of the Closing Payment to pay the outstanding amounts due under the Remaining Senior Notes in the first instance.

Pursuant to the Exchange Documents, the Noteholders also agreed (i) to waive any put right for their Senior Notes related to the Asset Sale or a suspension of trading and delisting of the Common Stock from The Nasdaq Global Market as well as any right to receive cash payments of the interest on the Senior Notes, and agreed instead that such interest will continue to accrue until paid and (ii) to extend the maturity date of the Remaining Senior Notes until June 15, 2024. These waivers and extension will automatically terminate and be of no further force and effect as if they had never been provided if the APA is terminated or the Asset Sale is not completed for any reason.

Pursuant to the Exchange Agreements, each Noteholder also agreed to waive its right to convert any of the principal amount of the Senior Notes into shares of Common Stock pursuant to Article 11 of the Indenture unless and until the date upon which the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof). As a result of waiving their conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Noteholders are no longer deemed to be the beneficial owners of any shares of Common Stock.

CUSIP No. 88165U109	SCHEDULE 13D	Page 6 of 8 Pages

Upon the closing of the Asset Sale, the Noteholders and the Issuer will enter into a supplemental indenture to permanently waive or otherwise amend the indenture for the Senior Notes to reflect these waivers and extension.

The summaries of the Exchange Documents are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibits A and B to this Schedule 13D.

As a result of the actions by the Noteholders as stated above, while the Reporting Person does not believe it was a member of a "group" within the meaning of Section 13(d) of the Exchange Act, the Reporting Person may have been deemed such a member, with one or more of the Other Noteholders. Based on information and belief, the aggregate number of shares of Common Stock beneficially owned by the Noteholders on November 2, 2016 was the 6,488,208 issuable upon conversion of the Senior Notes representing approximately 20.76% of the Issuer’s Common Stock. The Reporting Person expressly disclaims membership in a group with the Other Noteholders or any other person. In addition, the Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Other Noteholders.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Common Stock, the Senior Notes and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, management, capitalization, restructuring and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, restructuring or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or Senior Notes or selling some or all of their shares of Common Stock or Senior Notes, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock or Senior Notes and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock or the Senior Notes. Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016, plus such additional shares of Common Stock currently issuable upon conversion of the Senior Notes held by the Reporting Person or the Noteholders, as applicable.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Pursuant to the Exchange Documents, the Reporting Person agreed to exchange $263,447 of aggregate principal amount of the Senior Notes out of its $5,239,000 of aggregate principal amount of the Senior Notes for 1,463,594 shares of Preferred Stock. Except as described herein and in Item 4, the Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

CUSIP No. 88165U109	SCHEDULE 13D	Page 7 of 8 Pages

(d)	No person other than the Reporting Person and its institutional and other client accounts is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by such institutional and other client accounts.

(e)	November 14, 2016.

As indicated in Item 4, while the Reporting Person does not believe it was a member of a "group" within the meaning of Section 13(d) of the Exchange Act, the Reporting Person may have been deemed such a member with the Other Noteholders. The Reporting Person expressly disclaims membership in a group with the Other Noteholders or any other person and beneficial ownership of any shares of Common Stock beneficially owned by the Other Noteholders. Based on information and belief, the aggregate number of shares of Common Stock of the Issuer beneficially owned by all Noteholders on November 2, 2016, including the Reporting Person, was 6,488,208 issuable upon conversion of the Senior Notes representing approximately 20.76% of the Issuer's Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person with respect to the Common Stock or any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Debt Exchange Term Sheet, dated November 2, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 3, 2016).

Exhibit B:  Form of Exchange Agreement, dated November 14, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 14, 2016).

CUSIP No. 88165U109	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

LAZARD ASSET MANAGEMENT LLC

/s/ Mark Anderson
Name: Mark Anderson
Title: Chief Compliance Officer